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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Equifax, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

294429105

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1 (d)

          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294429105

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Trustees of General Electric Pension Trust I.R.S. # 14-6015763

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

None

	6.	SHARED VOTING POWER

1,780,000

	7.	SOLE DISPOSITIVE POWER

None

	8.	SHARED DISPOSITIVE POWER

1,780,000

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,780,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.25% (3.57% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in the Introductory Note))

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

Page 2 of 14 Pages

CUSIP No. 294429105

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and as Investment Adviser to certain other entities and accounts I.R.S. #06-1238874

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

3,055,238

	6.	SHARED VOTING POWER

2,028,700

	7.	SOLE DISPOSITIVE POWER

3,055,238

	8.	SHARED DISPOSITIVE POWER

2,028,700

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,083,938

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.57%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, CO

Page 3 of 14 Pages

CUSIP No. 294429105

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

General Electric Company I.R.S. #14-0689340

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

None

	6.	SHARED VOTING POWER

Disclaimed (see 9 below)

	7.	SOLE DISPOSITIVE POWER

None

	8.	SHARED DISPOSITIVE POWER

Disclaimed (see 9 below)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Beneficial ownership of all shares disclaimed by General Electric Company

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

Disclaimed (see 9 above)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not applicable (see 9 above)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 4 of 14 Pages

CUSIP No. 294429105

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Frankona Rückversicherungs AG I.R.S. #

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

None

	6.	SHARED VOTING POWER

123,500

	7.	SOLE DISPOSITIVE POWER

None

	8.	SHARED DISPOSITIVE POWER

123,500

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

123,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.09% (3.57% if aggregated with the shares beneficially owned by the other Reporting Persons)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 5 of 14 Pages

CUSIP No. 294429105

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

General Electric Mortgage Insurance Corporation I.R.S. #

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

None

	6.	SHARED VOTING POWER

60,400

	7.	SOLE DISPOSITIVE POWER

None

	8.	SHARED DISPOSITIVE POWER

60,400

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

60,400

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04% (3.57% if aggregated with the shares beneficially owned by the other Reporting Persons)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, IC

Page 6 of 14 Pages

CUSIP No. 294429105

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Financial Assurance Holdings, Inc. I.R.S. # 54-1829180

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

None

	6.	SHARED VOTING POWER

64,800

	7.	SOLE DISPOSITIVE POWER

None

	8.	SHARED DISPOSITIVE POWER

64,800

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

64,800

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.05% (3.57% if aggregated with the shares beneficially owned by the other Reporting Persons)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, IC

Page 7 of 14 Pages

INTRODUCTORY NOTE:  This Amendment No. 5 amends the Statement on Schedule 13G filed on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), the Trustees of General Electric Pension Trust, a New York common law trust (“GEPT”) and certain other entities on February 17, 1999, as amended on February 14, 2000, as amended on May 9, 2000, as amended on February 14, 2001 and as amended on February 14, 2002 (as amended, the “Schedule 13G”).  This Amendment No. 5 is filed on behalf of GE, GEAM, GEPT, General Electric Mortgage Insurance Corporation, a North Carolina corporation and an indirect wholly owned subsidiary of GE (“GEMI”), GE Frankona Rückversicherungs AG, a company organized under the laws of the Federal Republic of Germany and an indirect wholly owned subsidiary of GE (“GEFR”) and GE Financial Assurance Holdings, Inc., a Delaware corporation and a indirect wholly owned subsidiary of GE (“GEFA”) (collectively, the “Reporting Persons”).  GEAM is a registered investment adviser and acts as Investment Manager of GEPT, GEMI, GEFR and GEFA and as an Investment Adviser to certain other entities and accounts.  GEAM may be deemed to be the beneficial owner of 1,780,000 shares of Common Stock of Equifax, Inc. (the “Issuer”) owned by GEPT, of 60,400 shares of Common Stock of the Issuer owned by GEMI, of 64,800 shares of Common Stock of the Issuer owned by GEFA, of 123,500 shares of Common Stock of the Issuer owned by GEFR and of 3,055,238 shares of Common Stock of the Issuer owned by such other entities and accounts. GEAM, GEPT, GEMI, and GEFR each expressly disclaim that they are members of a “group.”  GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

The Items from the Schedule 13G are hereby amended to read as follows:

Item 2(a)	Name of Person Filing

Trustees of General Electric Pension Trust (See Schedule II)

GE Asset Management Incorporated as Investment Manager of GEPT, GEMI, GEFR and
GEFA and as Investment Adviser to certain entities and accounts

General Electric Company

General Electric Mortgage Insurance Corporation

GE Frankona Rückversicherungs AG

GE Financial Assurance Holdings, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal offices of GEPT and GEAM is 3003 Summer Street, Stamford, Connecticut 06905.  The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06431.  The address of the principal offices of GEMI is 6601 Six Forks Road, Raleigh, North Carolina 27615.  The address of the principal offices of GEFR is Maria-Theresia-Strasse 35, D-81675 München, Germany.  The address of the principal offices of GEFA is 6620 W. Broad Street, Richmond, VA 23230.

Item 2(c)	Citizenship

General Electric Pension Trust - New York common law trust
GE Asset Management Incorporated - Delaware corporation
General Electric Company - New York corporation
General Electric Mortgage Insurance Corporation – North Carolina corporation
GE Frankona Rückversicherungs AG – Federal Republic of Germany company
GE Financial Assurance Holdings, Inc. – Delaware corporation

Page 8 of 14 Pages

Item 4     Ownership

	GEPT	GEAM	GEFA	GE

(a) Amount beneficially owned	1,780,000	5,083,938	64,800	Disclaimed

(b) Percent of class	1.25%	3.57%	0.05%	Disclaimed

(c) No. of shares to which person has

(i) sole power to vote or direct the vote	None	3,055,238	None	None

(ii) shared power to vote or direct the vote	1,780,000	2,028,700	64,800	Disclaimed

(iii) sole power to dispose or to direct disposition	None	3,055,238	None	None

(iv) shared power to dispose or to direct disposition	1,780,000	2,028,700	64,800	Disclaimed

Item 4     Ownership

	GEFR	GEMI	GE
(a) Amount beneficially owned	123,500	60,400	Disclaimed

(b) Percent of class	0.09%	0.04%	Disclaimed

(c) No. of shares to which person has

(i) sole power to vote or direct the vote	None	None	None

(ii) shared power to vote or direct the vote	123,500	60,400	Disclaimed

(iii) sole power to dispose or to direct disposition	None	None	None

(iv) shared power to dispose or to direct disposition	123,500	60,400	Disclaimed

Item 5     Ownership of Five Percent or Less of a Class

Page 9 of 14 Pages

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 10   Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 14 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers

Name: John H. Myers
Title: Vice President

GE FRANKONA RÜCKVERSICHERUNGS AG
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC MORTGAGE INSURANCE
CORPORATION
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GE FINANCIAL ASSURANCE HOLDINGS, INC.
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

Page 11 of 14 Pages

Schedule I

JOINT FILING AGREEMENT

                This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Equifax, Inc. is being filed on behalf of each of the undersigned.

Dated: February 14, 2003

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers

Name: John H. Myers
Title: Vice President

GE FRANKONA RÜCKVERSICHERUNGS AG
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC MORTGAGE INSURANCE
CORPORATION
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

Page 12 of 14 Pages

GE FINANCIAL ASSURANCE HOLDINGS, INC.
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

Page 13 of 14 Pages

Schedule II

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

3003 Summer Street, P.O. Box 7900
Stamford, Connecticut 06905

The names of the Trustees of General Electric Pension Trust are as follows:

Eugene K. Bolton

Michael J. Cosgrove

Ralph R. Layman

Alan M. Lewis

Robert A. MacDougall

John H. Myers

Donald W. Torey

John J. Walker

Page 14 of 14 Pages